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Triumph Wine Group LLC

Approachable Luxury

Amount Raised	Investors	Days Left
$0	0	127

triumphwinegroup.com   Napa, CA   ♡ Follow for updates

Pitch   Team   **Fundraising**   Questions   Comments   ›

Founding Team   ⌃



W.T. "Chip" Hough

Chairman of the Board

Chip will spearhead Triumph's distribution strategy and develop key markets, especially Texas, capitalizing on his long and successful business history in the state. He was the founder (1997) and Managing Partner of Basic Industries Ltd. through 2014. Basic Industries is an Industrial Specialty Contractor providing insulation, blasting and coatings, scaffolding, fireproofing and abatement to the...

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Robert Francis

Managing Director/CEO

Robert has over thirty years' experience as a chief operating officer, board member and other senior executive positions within the insurance and health care industry, including his most recent position as Chief Operating Office of The Doctors Company, the nation's largest physician-owned medical professional liability carrier, which he held from 2004 to 2017. Robert's responsibilities included patient safety and...

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Kevin Fitzgerald

Managing Partner/CFO/Secretary

Kevin will oversee the company's capital program. In addition, he will be responsible for coordinating the marketing of Triumph's wines in the People's Republic of China, the world's fastest growing wine market.

He has 35 years of experience managing investment partnerships. Over the past 10 years, he has overseen the acquisition of over $3 billion of commercial properties in the U.S. Since 1999, he has managed...

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Richard Meigs

Managing Director

Over the last twenty years, Richard has developed 200 acres of Napa and Mendocino vineyards. He has sold grapes to Caymus Winery, Buena Vista (BV), Sterling, Kendall-Jackson, Mumm, Domaine Chandon, Constellation and many other fine wineries.

Before becoming a grape grower, Richard was a co-managing partner of Cambial Vineyards LLC, a vineyard fund engaged in profiting from vineyard investment opportunities.

...

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Jerry Kuenster

Managing Director

Jerry is a principal investor in various business and real estate entities. He owns & operates J & S Global Trading - the sales arm of Grant & Bowman, Inc. a seller of excess inventory of toys.

Jerry began his business career with CSK Automotive in 1972 and worked until 1990, completing his career as SVP Special Projects. CSK Automotive at the time was 795 retail stores operating under the names...

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Kathleen Pfaff

National Sales Director

Kathleen has overall management responsibility for wine sales. She will oversee the company's distributor relationships, as well as developing key national accounts and strategic marketing relationships.

Kathleen has over 17 years' experience in retail and design. Her clients include several iconic Napa Valley brands, including: Charles Krug, Jackson Family Wines (Kendall-Jackson), Cardinale, V12 Vineyards, and...

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Barry Gnekow

Winemaker

During more than 35 years of winemaking, Barry Gnekow has worked with a broad range of California wineries and has developed various technologies for flashing, alcohol removal, and ultra-filtration. A longtime winemaker for J. Lohr in San Jose, CA, he developed Ariel, a de-alcoholized wine.

Since 1999, Barry has run a San Francisco-based winemaking consulting company working with wineries such as Michael David (7...

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Guillermo Herrera

Managing Partner

Guillermo has been involved in vineyard farm management and consulting for the past 20 years. He is the owner of Heritage Vineyard Management (HVM), which he founded 8 years ago. HVM currently manages premium vineyard properties for 30 clients representing over 800 acres in Napa, Sonoma, Solano, Lake and Mendocino Counties.

Additionally, Guillermo owns and operates several industry related companies: Herancia Wine...

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Steve Lawson

President - Triumph Wine Group, Asia Pacific

Steve will manage the company's in-Asia distribution from offices in Shanghai. He is also CEO of Windham Realty Group, China and has created a leading company in China for information, consulting and services related to U.S. real estate for Chinese Nationals.

Steve has lived in China for most of the past ten years where he developed business experience and became topically fluent in Mandarin. He has been quoted...

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Michael Rupprecht

General Counsel

Michael provides legal oversight to the Company regarding regulatory compliance, business contracts, property and tax law. He has practiced law in California over 30 years and is the founding principal of the Rupprecht Law Firm. Michael also has experience in general litigation and asset protection.

He earned his law degree and MBA in Taxation from Golden Gate University School of Law in San Francisco,...

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ADDRESS



15260 Ventura Blvd. Floor 20, Sherman Oaks, CA 91403



(310) 504-3706



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